Sept. 21, 2011

Pamela Long

Assistant Director

Sherry Haywood

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Bookmerge Technology, Inc.

Amendment No. 4 to Current Report on Form 8-K

Filed August 11, 2011

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010

Filed October 28, 2010

Amendment No. 1 to Quarterly Report on Form 10-Q

for the Period Ended March 31, 2011

Filed April 22, 2011

Quarterly Report on Form 10-Q for the Period Ended September 30, 2010

Filed November 12, 2010

File No. 333-152837

Dear Ms. Long;

This letter confirms that the company will have the comment response and amendments requested in your comment letter of August 26, 2011 filed within 10 business days of the date of this letter.

Very truly yours,

/s/ Richard B. Carter

Richard B. Carter, President

BookMerge Technologies, Inc.